1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

October 19, 2021

VIA EDGAR

Deborah L. O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,485

Dear Ms. O’Neal:

This letter responds to comments concerning post-effective amendment (“PEA”) number 2,485 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares ESG MSCI USA Min Vol Factor ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on September 13, 2021. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1: Please provide the Staff with a completed fee table and cost example for the Fund at least one week before effectiveness.

Response: As requested, the Trust provided a completed fee table and cost example for the Fund on October 8, 2021, at least one week before effectiveness.

Comment 2: Please reorder the principal risks in order of importance for the top 2-3 risks rather than listing all of the risks alphabetically. (Please see ADI 2019-08.)

Response: The Trust respectfully submits that the current order of the risk factors is appropriate, and that the risk factors accurately convey the Fund’s key risks. The Trust notes that the following disclosure is included in the sections titled “Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

October 19, 2021

The Trust continues to review internally how it orders risk disclosure in light of guidance from the Division of Investment Management and recent disclosure reform proposals.

Comment 3: Please clarify what is meant by “The Index Provider begins with the Parent Index and excludes securities of companies involved in . . . based on revenue or percentage of revenue thresholds for certain categories (e.g., $20 million or 5%) and categorical exclusions for others (e.g., controversial weapons)” on page S-2. Do different categories apply the $20 million or the 5% test? Is there zero threshold for the categorical exclusions?

Response: The Index Provider has set different exclusionary revenue thresholds for companies that are involved in certain categories of business activities. For example, if a company receives revenue from business activities in civilian firearms, that company will be excluded from the Underlying Index if that revenue comprises over $20 million or 5% of the company’s overall revenue. Categorical exclusions do not have revenue thresholds. The Index Provider applies the following constraints to the below categories.

•

Tobacco: Companies that meet the Index Provider’s determination of “tobacco involvement” are excluded from the Underlying Index. This includes companies classified as a producer or licensor, companies that own or are owned by a tobacco company, or companies that earn 15% or more of their revenue from tobacco products.

•	Controversial Weapons: All companies with any tie to controversial weapons (as defined by the Index Provider) are categorically excluded from the Underlying Index.

•

Civilian Firearms: Companies classified as a producer of civilian firearms (as defined by the Index Provider) are excluded from the Underlying Index. Companies classified as retailers of civilian firearms are excluded if they earn 5% or more in revenue or more than $20 million in revenue from civilian firearms-related products.

•

Thermal Coal: Companies that derive 5% or more in revenue from the mining or sales to external parties of thermal coal (excluding metallurgical coal) or from thermal coal-based power generation (as defined by the Index Provider) are excluded from the Underlying Index.

•	Oil Sands: Companies that own oil sands reserves and derive more than 5% in revenue from oil sands extraction are excluded from the Underlying Index.

We have included the above categories as stated in the SAI under Index Methodology on page 20.

Comment 4: Please define “severe business controversies” in the first paragraph of “Principal Investment Strategies” on page S-2. This does not need to be in the Summary Prospectus.

Securities and Exchange Commission

October 19, 2021

Response: The Index Provider identifies companies that are involved in very serious controversies based on an MSCI ESG Controversy Score, which analyzes the environmental, social, or governance (“ESG”) impact of a company’s operations and/or products and services. The Index Provider defines a controversy as an instance or ongoing situation in which company operations and/or products allegedly have a negative ESG impact, including alleged violations of laws, regulations or accepted international norms. The Index Provider has identified five ESG categories within which to monitor: (i) environment; (ii) human rights and communities; (iii) labor rights and supply chain; (iv) customers; and (v) governance. Within these categories, the Index Provider has identified 28 “indicators” of controversy. These indicators include, but are not limited to, a company’s involvement in human rights concerns, toxic emissions and waste, and anticompetitive practices. The Trust has revised the Principal Investment Strategies on page S-2 to read as follows:

“The Index Provider also excludes companies involved in very severe business controversies, defined as an instance or ongoing situation in which company operations and/or products allegedly have a negative ESG impact, including alleged violations of laws, regulations or accepted international norms (e.g., human rights violations or toxic emissions and waste). In each case, severe business controversies are determined by the Index Provider based on an MSCI ESG Controversy Score. The Index Provider also excludes companies that are. . .”

Comment 5: According to the Principal Investment Strategies on page S-2, the Index Provider excludes companies “that are not assessed by the Index Provider regarding severe business controversies or their management of ESG risks and opportunities.” Please clarify how a company can be excluded from the Underlying Index if they are not assessed.

Response: The Index Provider begins building its Underlying Index from the Parent Index, the MSCI USA Index. It then applies several exclusionary screens, some of which involve assigning an ESG Score and an ESG Controversy Score. The Index Provider does not assess every company within the Parent Index. As a result, some companies do not have an ESG Controversy Score or ESG Score, and such companies thus are ineligible for the Underlying Index.

Comment 6: According to the Principal Investment Strategies on page S-2, the Index provider will calculate an ESG Score for companies included in the Parent Index. To calculate the ESG Score, “the Index Provider identifies, for each industry, key ESG issues that can lead to unexpected costs for companies in the medium to long term.” Please identify those key ESG issues. This does not need to be included in the Summary Prospectus.

Response: As stated on page S-2, the Index Provider identifies and reviews certain industry-specific ESG issues that can lead to unexpected costs for companies. The Index Provider defines those key issues to be issues that may generate unanticipated costs for a given company or industry. For example, a consumer finance company may be particularly impacted by cybersecurity, whereas certain risks related to water may be significant to a mining company’s ability to remain profitable. The Trust has revised the Principal Investment Strategies section to read as follows:

“. . . the Index Provider identifies, for each industry, key ESG issues that may generate unanticipated costs for a given company or industry (as determined by the Index Provider). The Index Provider has identified 35 key ESG issues across the following 10 themes: climate change, natural capital, pollution and waste, environmental opportunities, human capital, product liability, stakeholder opposition, social opportunities, corporate governance and corporate behavior.

Securities and Exchange Commission

October 19, 2021

Comment 7: In the second sentence of the Principal Investment Strategies, it says the “Underlying Index seeks to maximize exposure to favorable environmental, social, and governance (“ESG”) characteristics. . .” Please provide more disclosure as to what “favorable ESG characteristics” entail and how the Index Provider determines favorable ESG ratings. This does not need to be included in the Summary Prospectus.

Response: The Index Provider assesses companies within the Parent Index to determine their resilience to material, long-term, industry ESG risks, as determined by the Index Provider. The Index Provider assigns an ESG Score reflecting, in part, the company’s resilience to those ESG risks, looking at characteristics including, but not limited to, corporate governance issues (e.g., ownership and control, pay, board composition, and accounting practices). Companies with higher ratings are determined to be more effective in managing industry-specific ESG risks and opportunities, thus exhibiting more favorable ESG characteristics. The Trust has revised the Principal Investment Strategies on page S-3 to read as follows:

Using a sector-specific weighting model, companies are rated and ranked in comparison to their industry peers. A higher rating indicates that a company exhibits more favorable ESG characteristics and greater resilience to long-term, material ESG risks specific to that industry. The Index Provider then follows a quantitative process that is designed to determine the carbon exposure of a security in terms of the issuer’s greenhouse gas emissions and its potential carbon emissions from fossil fuel reserves.

Comment 8: According to the Principal Investment Strategies in the first paragraph on page S-3, item (2) states that “the Index Provider further refines the Underlying Index through an optimization process that aims to achieve . . . (2) at least a 20% improvement in its weighted-average, industry-adjusted ESG score relative to the Parent Index; . . .” Please provide more information on what kind of measurement the 20% improvement is against. Is it over a period of time?

Response: The Index Provider measures the 20% improvement against the ESG score of the Parent Index as a whole at the time of rebalancing. Rebalancing occurs on a semi-annual basis, usually as of the close of the last business day of May and November.

Comment 9: According to the Principal Investment Strategies in the first paragraph on page S-3, “[t]he weight of any single security is capped at the lower of 1.5% and 20 times the weight of the security in the Parent Index.” Should this read “at the lower of 1.5% or 20 times the weight of the security in the Parent Index”?

Response: The language “and” is correct. This parameter indicates that the maximum weight of a single security is capped at the lower of the two indicators – 1.5% and 20 times the weight of the security in the Parent Index.

Securities and Exchange Commission

October 19, 2021

Comment 10: On page S-5, the principal risk “ESG Investment Strategy Risk” includes the following sentence: “In addition, companies selected by the Index Provider may not exhibit positive or favorable ESG characteristics.” This seems to be inconsistent with the Principal Investment Strategies, which states the “Underlying Index seeks to maximize exposure to favorable environmental, social, and governance (“ESG”) characteristics (as defined by the Index Provider)” on page S-2. Please revise the sentence in the ESG Investment Strategy Risk factor so it is harmonized with the Principal Investment Strategies.

Response: The Trust has revised the noted sentence in the principal risk “ESG Investment Strategy Risk” on page S-5 and page 4 to read as follows:

“In addition, companies selected by the Index Provider may not later display positive or favorable ESG characteristics.”

****

Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre Smith

Marisa Rolland

Jennifer Kerslake

Michael Gung

Luis Mora

George Rafal

Hannah Fiest